September 14, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mr. Hugh West Accounting Branch Chief

RE:	First Charter Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Filed April 5, 2007 File No. 0-15829
Dear Mr. West:
We have received the letter dated August 15, 2007 from the Staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) with respect to its review of First Charter Corporation’s (“First Charter” or the “Corporation”) Form 10-K for the fiscal year ended December 31, 2006 filed on April 5, 2007. For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.
Form 10-K for the Fiscal Year Ended December 31, 2006
Credit Risk Management
Loan Administration and Underwriting, page 44

1.
We note the disclosure in your Form 8-K filed June 14, 2007 that “In addition, without First Charter’s knowledge, many of these lot purchasers simultaneously acquired additional lots in these developments financed by other financial institutions.” Please tell us and in future filings disclose the procedures that you have in place to mitigate the risk of extending credit to highly leveraged borrowers. If these procedures changed as result of the enhancements made with respect to lot loans underwriting as disclosed in your June 30, 2007 Form 10-Q, please tell us how they changed.

Response:
The referenced statement in the Corporation’s Form 8-K filed June 14, 2007 more specifically involved fraudulent activity associated with consumer lot loan credit applications, rather than highly leveraged borrowers. This incident involved borrowers in a specific development who, under the guidance of the developer, fraudulently submitted multiple applications to multiple banks simultaneously. Because of these simultaneous submissions, the credit bureau reports obtained in First Charter’s normal approval process did not reflect the other applications filed.

First Charter’s consumer underwriting policy requires a complete analysis of primary and secondary sources of repayment for each consumer credit application received. This analysis includes a review of the borrower’s personal financial condition, income sources, debt to income ratios, credit scores, and collateral value. Applicants deemed to be highly levered following this analysis are denied credit. These standard underwriting policies used to mitigate risks associated with extending credit to highly leveraged borrowers have not changed and First Charter believes they are sound. First Charter has, however, enhanced its

United States Securities and Exchange Commission
September 14, 2007

underwriting policies and procedures to mitigate concentration and construction risks associated with its participation in developer lot programs. These enhancements are described in our Form 10-Q for the quarter ended June 30, 2007, on page 48.

Regulatory Recommendations, page 59

2.
We note your disclosure that management is not presently aware of any current recommendations to the Corporation or to the Bank by regulatory authorities which, if they were implemented, would have a material effect on the Corporation’s liquidity, capital resources or operations. The “if they were implemented” language appears to imply that there are current regulatory recommendations. Please provide us with a summary of the regulatory recommendations, if applicable.

Response:
The Corporation and its banking subsidiary, First Charter Bank (the “Bank”), are subject to federal and state banking regulatory reviews from time to time. As a result of these reviews, the Corporation and the Bank receive various observations and recommendations from their respective regulators. Observations represent suggestions for enhancements to policy or practice and may reference sound industry practices. Recommendations are provided to enhance oversight of, or to improve or strengthen, the Corporation’s or the Bank’s processes. The Corporation does not believe that these observations and recommendations are material to the Corporation. In addition, neither the Corporation nor the Bank is currently subject to any formal or informal corrective action with respect to any of their regulators.

Consolidated Statements of Cash Flows, page 68

3.
We note you incurred debt extinguishment expenses and derivative termination costs of $6.8 million and $7.7 million, respectively during the fourth quarter 2005, resulting from the de-leveraging of your balance sheet. Please tell us the specific line item(s) in which these amounts are reported on your Consolidated Statements of Cash Flows.

Response:
The 2005 Consolidated Statement of Cash Flows did not classify the debt extinguishment and derivative termination costs as financing activities. These items were presented net within operating activities as a component of net income. We believe this presentation should have been gross, with adjustments to both operating and financing activities. This is consistent with the guidance in paragraph 28 of FASB Statement No. 95, Statement of Cash Flows.

We have assessed this error under FASB Statement No. 154, Accounting Changes and Error Corrections, (“FASB Statement No. 154”) and have evaluated its materiality according to SEC Staff Accounting Bulletin No. 99, Materiality, (“SAB No. 99”). Assessing materiality as it relates to the reclassification of amounts within the statement of cash flows is a complex process due to the lack of established guidance in this area. Our analysis did not include an assessment of the impact of this error on our quarterly results because disclosure of fourth quarter cash flows is not presented in the Form 10-K. A summary of our SAB No. 99 analysis is presented below:

United States Securities and Exchange Commission
September 14, 2007

Quantitative Considerations

(In Thousands)
Net cash provided by operating activities, as presented	$38,426
Adjustment for debt extinguishment costs	6,884
Adjustment for derivative termination costs	7,696

Net cash provided by operating activities, adjusted	$53,006

Net cash used in financing activities, as presented	$(202,406)
Adjustment for debt extinguishment costs	(6,884)
Adjustment for derivative termination costs	(7,696)

Net cash used in financing activities, adjusted	$(216,986)

Net increase (decrease) in cash and cash equivalents	$—

Percentage impact to cash provided by operating activities	37.9%

Percentage impact to cash used in financing activities	7.2%

•	As shown above, net cash provided by operating activities were understated by approximately $14.580 million, or 37.9 percent.

•	Net cash flows used in financing activities were understated by approximately $14.580 million, or 7.2 percent.

•	The error resulted in a reclassification between operating activities and financing activities. It had no impact to the net increase (decrease) in cash and cash equivalents.

•	This error did not impact the Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Shareholders’ Equity, earnings per share, or regulatory capital.

•
Debt extinguishment and derivative termination costs presented in Management’s Discussion and Analysis on pages 36, 37, and 59 and disclosed in the consolidated financial statements and accompany notes on pages 66, 91, and 96 of the 2006 Form 10-K were properly stated.

Qualitative Considerations

•	The error was not of an intentional nature. Rather, it was the result of an unintentional misapplication of US GAAP.

•
The error did not mask or change any trends that might be present in the Consolidated Statement of Cash Flows. The trends considered included changes in net cash provided by operating activities and net cash provided by financing activities, and net change in cash and cash equivalents.

•	Correcting this error would not change net cash provided by operating activities from a positive amount to a negative amount.

•	Correcting this error would not change net cash used in financing activities from a negative amount to a positive amount.

•	Analysts evaluate the Corporation primarily based on earnings. Cash flows from operating or financing activities have not been key financial benchmarks.

•	Management’s discretionary compensation is not based on cash flow from operations or cash flow from financing activities. As a result, the error did not affect management’s compensation.

United States Securities and Exchange Commission
September 14, 2007

•	The error did not affect the Corporation’s compliance with any loan covenants or any other contractual obligations.

•	The error did not involve or conceal any unlawful transaction.

Based on the analysis performed, we have concluded that the error does not materially misstate the Corporation’s consolidated financial statements.

4.
We note your disclosure on page 81, that the cash portion of consideration paid to acquire GBC totaled $30.6 million. We also note that cash and cash equivalents acquired totaled $21.4 million according to your statements of net assets acquired on page 82. Please reconcile these amounts to the $27 million reported in the line item “cash paid in business acquisitions, net of cash acquired” on your Consolidated Statements of Cash Flows.

Response:
The 2006 Form 10-K Consolidated Statement of Cash Flows should have reported “Cash paid in business acquisitions, net of cash acquired” as $9.5 million. Below is a reconciliation of cash consideration paid to acquire GBC to the Consolidated Statement of Cash Flows:

(In Thousands)
Cash consideration paid to acquire GBC	$30,606
Cash and cash equivalents acquired	(21,428)
Other cash items	356

Cash paid in business acquisition, net of cash acquired	$9,534

The difference between the $27.3 million reported on the Consolidated Statement of Cash flows as “Cash paid in business acquisitions, net of cash acquired” and the $9.5 million that should have been reported on this line item is $17.8 million. An off-setting adjustment would reduce “Change in other assets” line item to $1.7 million.

This $17.8 million difference was the result of a clerical error and did not have any impact on the reported cash balances. The $27.3 million reported as “Cash paid in business acquisitions, net of cash acquired” only included cash received by the Corporation at the holding company level. An additional $17.8 million of cash that was held at the GBC’s bank subsidiary level was inadvertently excluded from the cash flow calculation.

Correcting this error would result in a reclassification between operating and investing activities on the Consolidated Statement of Cash Flows. We have assessed this error under FASB Statement No. 154 and have evaluated its materiality according to SAB No. 99. As discussed above, assessing materiality as it relates to the reclassification of amounts within the statement of cash flows is a complex process due to the lack of established guidance. Our analysis did not include an assessment of the impact of this error on our quarterly results because disclosure of fourth quarter cash flows is not presented in the Form 10-K. A summary of our SAB No. 99 analysis is presented below:

United States Securities and Exchange Commission
September 14, 2007

Quantitative Considerations

(In Thousands)
Net cash provided by operating activities, as presented	$94,428
Adjustment for cash acquired in acquisition	(17,797)

Net cash provided by operating activities, adjusted	$76,631

Net cash used in investing activities, as presented	$(598,093)
Adjustment for cash acquired in acquisition	17,797

Net cash used in investing activities, adjusted	$(580,296)

Net increase (decrease) in cash and cash equivalents	$—

Percentage impact to cash provided by operating activities	(18.8)%

Percentage impact to cash used in investing activities	(3.0)%

•	As shown above, net cash flows provided by operating activities were misstated by $17.797 million, or 18.8 percent.

•	Net cash flows used in investing activities were misstated by $17.797 million, or 3.0 percent.

•	The error resulted in a reclassification between operating activities and investing activities. It had no impact to the net increase (decrease) in cash and cash equivalents.

•	This error did not impact the Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Shareholders’ Equity, earnings per share or regulatory capital.

•
All other disclosures in the 2006 Form 10-K related to cash consideration paid to acquire GBC and the cash and cash equivalents acquired, included on pages 81 and 82 of the 2006 Form 10-K, are correct.

Qualitative Considerations

•	The error was not of an intentional nature. Rather, it was the result of a clerical error.

•
The error did not mask or change any trends that might be present in the Consolidated Statement of Cash Flows. The trends considered included changes in net cash provided by operating activities and net cash provided by investing activities, and net change in cash and cash equivalents.

•	Correcting this error would not change net cash provided by operating activities from a positive amount to a negative amount.

•	Correcting this error would not change net cash used in investing activities from a negative amount to a positive amount.

•	Analysts evaluate the Corporation primarily based on earnings. Cash flows from operating or investing activities have not been key financial benchmarks.

•	Management’s discretionary compensation is not based on cash flow from operations or cash flow from investing activities. As a result, the error did not affect management’s compensation.

•	The error did not affect the Corporation’s compliance with any loan covenants or any other contractual obligations.

•	The error did not involve or conceal any unlawful transaction.

United States Securities and Exchange Commission
September 14, 2007

Based on the analysis performed, we have concluded that the error does not materially misstate the Corporation’s consolidated financial statements.

Below is a summary of the 2006 and 2005 Consolidated Statement of Cash Flows reflecting the adjustments for the debt extinguishment costs, derivative termination costs and cash acquired in the GBC acquisition. We have included the 2004 amounts as a reference point. As evidenced below, the adjustments had no material impact on cash flow trends.

	For the Calendar Year
(In Thousands)	2006	2005	2004
Net cash provided by operating activities, as reported	$94,428	$38,426	$32,088
Adjustment for debt extinguishment costs	—	6,884	—
Adjustment for derivative termination costs	—	7,696	—
Adjustment for cash acquired in acquisition	(17,797)	—	—

Net cash provided by operating activities, adjusted	76,631	53,006	32,088

Net cash provided by (used in) investing activities, as presented	(598,093)	191,521	(238,808)
Adjustment for cash acquired in acquisition	17,797	—	—

Net cash provided by (used in) investing activities, adjusted	(580,296)	191,521	(238,808)

Net cash provided by (used in) financing activities, as presented	480,940	(202,406)	191,225
Adjustment for debt extinguishment costs	—	(6,884)	—
Adjustment for derivative termination costs	—	(7,696)	—

Net cash provided by (used in) financing activities, adjusted	480,940	(216,986)	191,225

Net increase (decrease) in cash and cash equivalents	(22,725)	27,541	(15,495)
Cash and cash equivalents at beginning of period	125,552	98,011	113,506

Cash and cash equivalents at end of period	$102,827	$125,552	$98,011

Note 1 — Summary of Significant Accounting Policies
Loan Sales and Securitizations, page 73

5.	We note your disclosure that during 2006, $1.4 million of residential mortgage loans were sold with recourse. Please tell us and in future filings disclose the nature of the recourse.

Response:	During 2006, the Corporation sold $1.4 million of residential mortgage loans to one correspondent with recourse. The Corporation agreed to repurchase the loans if any of the following occurred:

1.	The Corporation failed to deliver the original loan documents within 270 days from the date of the loan.

2.	Evidence of fraud was discovered.

3.	The loans were not eligible for resale because the loans failed to meet requirements specified at the time of sale.

4.	Within the first twelve months after a loan had been purchased, the borrower was 90 days delinquent with respect to a monthly payment.

The first three components were fulfilled, but the fourth remained open as of December 31, 2006 and could require the Corporation to repurchase these loans.

In future filings, if loans sold with recourse become a significant item, we will disclose the nature of the recourse.

United States Securities and Exchange Commission
September 14, 2007

Note 11 — Allowance for Loan Losses, page 92

6.
We note your allowance for loan losses increased approximately $4.2 million during 2006 due to the addition of GBC’s Bancorp’s allowance for loan losses. Please tell us the composition of the loan portfolio acquired and how you applied the guidance of SOP 03-3.

Response:	At November 1, 2006, the date of the GBC acquisition, the acquired loan portfolio consisted of the following loans:

(In Thousands)
Construction	$153,273
Commercial real estate	108,640
Commercial non real estate	57,176
Consumer	16,928

Gross loans acquired	336,017
Allowance for loan losses	(4,211)

Net loans acquired	$331,806

The Corporation acquired approximately $327,000 of impaired loans as a result of the GBC acquisition. The Corporation calculated the impact of applying AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, by evaluating the credit quality of each loan in the acquired loan portfolio as of the date of the GBC acquisition. We identified loans with evidence of deterioration of credit quality since the loan origination for which we would be unable to collect all of the contractually required payments. The manner in which we determined the deterioration of credit quality was by utilizing the target company’s credit reviews and the loans considered impaired under FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan, as of the acquisition date. Based on this credit analysis, we determined that there were approximately $327,000 of impaired loans and these loans had a corresponding $113,000 specific reserve. We concluded this amount to be immaterial to the December 31, 2006 consolidated financial statements and did not record the adjustment.

Note 13 — Premises and Equipment, page 94

7.
We note your disclosure that in the fourth quarter of 2005, the Corporation corrected the net book value of premises and equipment to reflect the value of the assets in the fixed asset records and that the net amount of the correction of $1.4 million was recognized as a current period reduction of occupancy and equipment expense on the consolidated statements of income. Please provide us with the following additional information regarding this correction:

•	tell us whether you determined your prior accounting to be in error;

•
if you determined that a restatement of your historical financial statements was not required, provide us with a qualitative and quantitative assessment of materiality for the related quarterly and annual periods which supports your determination; and

•	if you continue to provide the aforementioned disclosure in your future filings, please revise to clearly describe the nature of the accounting change.

Response:
As disclosed in Note 13 of the 2006 Form 10-K, the Corporation determined that the $1.4 million adjustment was necessary to correct the net book value of premises and equipment. The Corporation considered this to be a correction of an error.

During the fourth quarter of 2005, we assessed the materiality of the correction of this error in accordance with SAB No. 99. A summary of our analysis is presented below:

United States Securities and Exchange Commission
September 14, 2007

Quantitative Considerations

Percentage of pre-tax income for the twelve months ended December 31, 2005	4.1%

Percentage of pre-tax loss for the three months ended December 31, 2005	9.9%

Percentage of noninterest expense for the twelve months ended December 31, 2005	1.1%

Percentage of noninterest expense for the three months ended December 31, 2005	3.4%

Percentage of gross premises and equipment as of December 31, 2005	0.9%

Percentage of net premises and equipment as of December 31, 2005	1.3%

During the fourth quarter of 2005, the Corporation incurred balance sheet repositioning charges of approximately $31.3 million pre-tax ($20.0 million after-tax). The Corporation also evaluated the impact of the correction of the error without the balance sheet repositioning charges to determine whether the error would be material based on “normalized” earnings. A summary of that analysis follows:

Percentage of pre-tax income for the twelve months ended December 31, 2005	2.1%

Percentage of pre-tax loss for the three months ended December 31, 2005	8.1%

Percentage of noninterest expense for the twelve months ended December 31, 2005	1.2%

Percentage of noninterest expense for the three months ended December 31, 2005	2.5%

Qualitative Considerations

•	The correction of the error did not mask a change in earnings or other trends.

•	Either with or without this correction, the Corporation did not meet earnings expectations.

United States Securities and Exchange Commission
September 14, 2007

•	The Corporation would have incurred a net loss for the fourth quarter of 2005 regardless of whether the above mentioned correction was recorded in the fourth quarter of 2005.

•	The error did not affect the Corporation’s compliance with regulatory requirements.

•	The error did not affect the Corporation’s compliance with debt covenants or other contractual requirements.

•	The aforementioned error did not affect management’s compensation.

•	The error was not the result of any unlawful transaction.

Based on the analysis performed, we concluded that correcting the $1.4 million error during the fourth quarter of 2005 did not materially misstate the Corporation’s financial position or results of operations.

In future filings we will ensure the nature of any accounting change is clearly disclosed.
Item 9A — Controls and Procedures
Changes in Internal Control over Financial Reporting, page 117

8.
We note your disclosure here and similar disclosure in Item 4 of your Q1 & Q2 2007 Form 10Qs, that “there have been no changes in, the registrant’s internal control over financial reporting that occurred during the quarter ended, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, except ....” We believe that an “except for” statement in regards to changes in internal control over financial reporting is not a clear statement.

•
please clarify for us that there were, if correct, changes in your internal control over financial reporting that occurred during the quarters ended December 31, 2006, March 31, 2007, and June 30, 2007 that have materially affected, or are reasonably likely to affect, your internal controls over financial reporting; and

•	in future filings, clearly disclose whether there were or were no such changes during the period then ended.

Response:
The changes referenced in the Form 10-K for the year ended December 31, 2006 and the Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007 were changes in the Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal controls over financial reporting.

In future filings, the Corporation will more clearly state whether there were changes in the Corporation’s internal controls over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

We believe the foregoing is responsive to the comments raised by the Staff. Further, we have reviewed the responses with our independent public accountants, KPMG LLP.
The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the SEC that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
September 14, 2007

If you have further questions or require additional clarifying information, please call me at (704) 688-4661.
Kind Regards,
/s/ Sheila A. Stoke
Sheila A. Stoke
Senior Vice President
Corporate Controller